Exhibit (e)(7)

Bioenvision, Inc.
509 Madison Avenue, Suite 404
New York, New York 10022

June 22, 2004

Kristen M. Dunker, Esq.
30, West 63rd Street, Apt. 17-B
New York, New York 10023

Re: Employee Offer Letter

Dear Kristen:

We are delighted with your interest in a potential employment opportunity with Bioenvision, Inc. (the “Company”) and are prepared to make a firm offer of at will employment to you as Vice President, Corporate Compliance and Associate General Counsel to the Company effective immediately.

As Vice President, Corporate Compliance and Associate General Counsel to the Company, you will have the duties, authority, rights and responsibilities normally associated with this position with the Company or with a similarly situated public company within our industry, together with such other reasonable duties consistent with this position as may be assigned to you from time to time by the Chief Executive Officer and/or General Counsel of the Company. Initially, you will report directly to the Director of Finance, General Counsel to the Company.

The material terms of your employment are set forth in the Term Sheet in the form attached as Exhibit A hereto and made a part hereof (the “Term Sheet”).

This offer is made to you based on your representation to the Company that your acceptance of employment with the Company and performance of the contemplated services does not and will not conflict with or result in any breach or default under any agreement, contract or arrangement to which you are a party. If you find this offer of employment acceptable, please sign the enclosed copy of this letter and return it to us, at which time it will be binding.

Very truly yours,

Bioenvision, Inc.

By:	/s/ DAVID P. LUCI
Name: David P. Luci
Title: Director of Finance, General Counsel

Agreed and Accepted:

/s/ KRISTEN M. DUNKER
Kristen M. Dunker

Dated: June 22, 2004

Exhibit A

Term Sheet
Dated: June 22, 2004

Term:	At Will employment commencing July 29, 2004
Base Salary:	$125,000, subject to annual increases to be determined by the Compensation Committee of the Board of Directors.
Year-end Bonus:

Not less than one-twelfth of employee’s then-current annual base salary. Additional bonus may be in the form of cash and/or equity of the Company, in each case, as may be determined by the Board of Directors or Compensation Committee thereof, in its sole discretion.

Options:

Incentive Stock Options (to the extent available under applicable law) to purchase 140,000 shares of common stock at an exercise price equal to $8.25 per share, which constitutes yesterday’s closing price (the most recent date upon which the shares were traded) (the “Grant Date”); 30,000 of which options vest immediately on the Grant Date and 55,000 of which vest on each of the first and second anniversary of the Grant Date, or earlier upon a Change of Control or termination without Cause (in each case, as defined in that certain Employment Agreement, dated March 31, 2003, by and between the Company and David P. Luci).

Benefits:	Paid vacation and sick leave, fringe benefits and other benefits consistent with the Company’s then current policies for its executive officers.
Change of Control:	Upon a change of control (or termination without cause), all unvested options vest and employee is entitled to a standard buy-out.
Other:

Signing bonus of $10,000. Annual membership to health club. Termination payment equal to twelve (12) months of (a) base salary, plus (b) average of the last two year-end bonuses (in terms of value), in each case, if employee is terminated without Cause or upon a Change of Control (in each case, as such terms are defined in that certain Employment Agreement, dated March 31, 2003, by and between the Company and David P. Luci).